Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Announces Data Presentations at Upcoming Industry Conferences

SYDNEY, AUSTRALIA – October 24, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announced that clinical data on the Company’s lead product candidate eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, will be presented at several industry conferences in October, November and December, 2018.

New efficacy data from TACTI-mel is expected to be presented at an oral presentation at SITC.

Conference:	15th International Congress of the Society for Melanoma Research

Dates:	October 24-27, 2018

Venue:	Manchester Central Convention Complex, Manchester, United Kingdom

Presentation Title:	Results from a Phase I dose escalation trial (TACTI-mel) with the soluble LAG-3 protein (IMP321, eftilagimod alpha) together with pembrolizumab in unresectable or metastatic melanoma

Presenter:	Dr. Victoria Atkinson, Medical Oncologist, Princess Alexandra Hospital, University of Queensland, Principal Investigator TACTI-mel

Conference:	World Immunotherapy Congress 2018

Dates:	October 30, 2018

Venue:	Basel Congress Center, Basel, Switzerland

Presentation Title:	Two ACTive immunotherapies in melanoma (TACTI-mel): results of a phase I trial combining a soluble LAG-3 receptor (Eftilagimod Alpha) with Pembrolizumab

Presenter:	Frédéric Triebel, CSO & CMO of Immutep

Conference:	Society for Immunotherapy of Cancer (SITC) Annual Meeting

Dates:	November 7-11, 2018

Venue:	Walter E. Convention Center, Washington, D.C.

Title:	Results from a Phase I dose escalation trial (TACTI-mel) with the soluble LAG-3 protein (IMP321, eftilagimod alpha) together with pembrolizumab in unresectable or metastatic melanoma

Authors:	Victoria Atkinson; Frederic Triebel; Christian Mueller; Chrystelle Brignone; Melissa Eastgate; Amitesh Roy; Adnan Khattak; Andrew Haydon

Title:	A multicenter, phase II study in patients with first line NSCLC, or recurrent PD-X refractory NSCLC or with recurrent HNSCC receiving Eftilagimod Alpha in combination with Pembrolizumab (TACTI-002)

Authors:	Martin Forster; Frederic Triebel; Christian Mueller; Chrystelle Brignone; Tatsiana Skrahina

Conference:	4th Annual ICI Europe Summit

Dates:	November 27-29, 2018

Venue:	The Sofitel Berlin Kurfuerstendamm, Berlin, Germany

Presentation Title:	Two ACTIve Immunotherapies (TACTI): Results of Phase I Trial With Metastatic Melanoma Patients (TACTI-mel) Treated With a Soluble LAG-3 Receptor (LAG-3lg or Eftilagimod Alpha) as an Antigen Presenting (APC) Activator Combined with Pembrollzumab

Presenter:	Frédéric Triebel, CSO & CMO of Immutep

All presentations will be made available on the Company’s website at http://www.immutep.com/investors-media/presentations.html

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com